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                                                                                                                       Exhibit 12-b

                                                  MORGAN STANLEY DEAN WITTER & CO.

                                  Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
                                                       (Dollars in millions)

                                                                      Six Months Ended
                                                                    ---------------------                  Fiscal Year
                                                                    May 31,       May 31,      -----------------------------------
                                                                     2000           1999        1999          1998           1997
                                                                    -------       -------      -------       -------       -------
Earnings:
   Income before income taxes(l)                                    $ 4,727        $3,530      $ 7,728       $ 5,385       $ 4,274
   Add:    Fixed charges, net                                         8,421         6,214       12,725        13,614        10,898
                                                                    -------        ------      -------       -------       -------
     Income before income taxes and fixed charges, net              $13,148        $9,744      $20,453       $18,999       $15,172
                                                                    =======        ======      =======       =======       =======

Fixed charges:
   Total interest expense                                           $ 8,352        $6,157      $12,616       $13,514       $10,806
   Interest factor in rents                                              69            57          109           100            92
   Preferred stock dividends                                             28            35           72            87           110
                                                                    -------        ------      -------       -------       -------
         Total fixed charges and preferred stock dividends          $ 8,449        $6,249      $12,797       $13,701       $11,008
                                                                    =======        ======      =======       =======       =======
Ratio of earnings to fixed charges and preferred stock dividends        1.6           1.6          1.6           1.4           1.4


(1) 1998 Income before income taxes does not include a cumulative effect of accounting change.

"Earnings" consist of income before income taxes and fixed charges. "Fixed charges" consist of interest costs, including interest on deposits, and that portion of rent expense estimated to be representative of the interest factor. The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.
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